UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Apollomics Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G0411D107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0411D107	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alpha Intelligence Enterprises Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

7,750,530 (1)
	(6)	SHARED VOTING POWER

0
	(7)	SOLE DISPOSITIVE POWER

7,750,530 (1)
	(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,750,530 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.66% (2)
(12)	TYPE OF REPORTING PERSON

CO

(1)	See Item 4 of this Schedule 13G for a description of the shareholding relationship among the Reporting Persons (as defined hereafter). Consists of 7,750,530 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Apollomics Inc. (the “Issuer”) held directly by Alpha Intelligence Enterprises Limited (“Alpha Intelligence”).
(2)	Calculations are based upon 89,480,790 Class A Ordinary Shares of the Issuer outstanding as of September 29, 2023, as reported in the Issuer’s Rule 424(b)(3) Prospectus, filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2023, after giving effect to the conversion of all Class B ordinary shares, par value 0.0001 per share (the “Class B Ordinary Shares”), of the Issuer to Class A Ordinary Shares on a one-on-one basis on September 29, 2023.

CUSIP No. G0411D107	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Shanghai Yuqi Technology Partnership (Limited Partnership)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

7,750,530 (1)(2)
	(6)	SHARED VOTING POWER

0
	(7)	SOLE DISPOSITIVE POWER

7,750,530 (1)(2)
	(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,750,530 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.66% (3)
(12)	TYPE OF REPORTING PERSON

PN

(1)	See Item 4 of this Schedule 13G for a description of the shareholding relationship among the Reporting Persons. Consists of 7,750,530 Class A Ordinary Shares of the issuer held directly by Alpha Intelligence.
(2)	Article 9.1 of the Articles of Association of Alpha Intelligence gives its directors all the powers necessary for managing, and for directing and supervising, the business and affairs of Alpha Intelligence, which powers are not interpreted by Alpha Intelligence to include the voting or disposition powers over 7,750,530 Class A Ordinary Shares of the issuer held directly by Alpha Intelligence.
(3)	Calculations are based upon 89,480,790 Class A Ordinary Shares of the Issuer outstanding as of September 29, 2023, as reported in the Issuer’s Rule 424(b)(3) Prospectus, filed with the SEC on September 29, 2023, after giving effect to the conversion of all Class B Ordinary Shares of the Issuer to Class A Ordinary Shares on a one-on-one basis on September 29, 2023.

CUSIP No. G0411D107	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
CMB Financial Holding (Shenzhen) Co., Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

0
	(6)	SHARED VOTING POWER

7,750,530 (1)
	(7)	SOLE DISPOSITIVE POWER

0
	(8)	SHARED DISPOSITIVE POWER

7,750,530 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,750,530 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.66% (2)
(12)	TYPE OF REPORTING PERSON

CO

(1)	See Item 4 of this Schedule 13G for a description of the shareholding relationship among the Reporting Persons. Voting and dispositive powers are shared with China Merchant Bank International Financial Holding (Shenzhen) Ltd. Consists of 7,750,530 Class A Ordinary Shares of the issuer held directly by Alpha Intelligence.
(2)	Calculations are based upon 89,480,790 Class A Ordinary Shares of the Issuer outstanding as of September 29, 2023, as reported in the Issuer’s Rule 424(b)(3) Prospectus, filed with the SEC on September 29, 2023, after giving effect to the conversion of all Class B Ordinary Shares of the Issuer to Class A Ordinary Shares on a one-on-one basis on September 29, 2023.

CUSIP No. G0411D107	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
China Merchant Bank International Financial Holding (Shenzhen) Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

0
	(6)	SHARED VOTING POWER

7,750,530 (1)
	(7)	SOLE DISPOSITIVE POWER

0
	(8)	SHARED DISPOSITIVE POWER

7,750,530 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,750,530 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.66% (2)
(12)	TYPE OF REPORTING PERSON

CO

(1)	See Item 4 of this Schedule 13G for a description of the shareholding relationship among the Reporting Persons. Voting and dispositive powers are shared with CMB Financial Holding (Shenzhen) Co., Ltd. Consists of 7,750,530 Class A Ordinary Shares of the issuer held directly by Alpha Intelligence.
(2)	Calculations are based upon 89,480,790 Class A Ordinary Shares of the Issuer outstanding as of September 29, 2023, as reported in the Issuer’s Rule 424(b)(3) Prospectus, filed with the SEC on September 29, 2023, after giving effect to the conversion of all Class B Ordinary Shares of the Issuer to Class A Ordinary Shares on a one-on-one basis on September 29, 2023.

CUSIP No. G0411D107	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
CMB International Capital Corporation Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

7,750,530 (1)
	(6)	SHARED VOTING POWER

0
	(7)	SOLE DISPOSITIVE POWER

7,750,530 (1)
	(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,750,530 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.66% (2)
(12)	TYPE OF REPORTING PERSON

CO

(1)	See Item 4 of this Schedule 13G for a description of the shareholding relationship among the Reporting Persons. Consists of 7,750,530 Class A Ordinary Shares of the issuer held directly by Alpha Intelligence.
(2)	Calculations are based upon 89,480,790 Class A Ordinary Shares of the Issuer outstanding as of September 29, 2023, as reported in the Issuer’s Rule 424(b)(3) Prospectus, filed with the SEC on September 29, 2023, after giving effect to the conversion of all Class B Ordinary Shares of the Issuer to Class A Ordinary Shares on a one-on-one basis on September 29, 2023.

CUSIP No. G0411D107	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
CMB International Capital Holdings Corporation Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

0
	(6)	SHARED VOTING POWER

7,750,530 (1)
	(7)	SOLE DISPOSITIVE POWER

0
	(8)	SHARED DISPOSITIVE POWER

7,750,530 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,750,530 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.66% (2)
(12)	TYPE OF REPORTING PERSON

CO

(1)	See Item 4 of this Schedule 13G for a description of the shareholding relationship among the Reporting Persons. Voting and dispositive powers are shared with CMB Wing Lung Bank Limited. Consists of 7,750,530 Class A Ordinary Shares of the issuer held directly by Alpha Intelligence.
(2)	Calculations are based upon 89,480,790 Class A Ordinary Shares of the Issuer outstanding as of September 29, 2023, as reported in the Issuer’s Rule 424(b)(3) Prospectus, filed with the SEC on September 29, 2023, after giving effect to the conversion of all Class B Ordinary Shares of the Issuer to Class A Ordinary Shares on a one-on-one basis on September 29, 2023.

CUSIP No. G0411D107	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
CMB Wing Lung Bank Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

0
	(6)	SHARED VOTING POWER

7,750,530 (1)
	(7)	SOLE DISPOSITIVE POWER

0
	(8)	SHARED DISPOSITIVE POWER

7,750,530 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,750,530 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.66% (2)
(12)	TYPE OF REPORTING PERSON

CO

(1)	See Item 4 of this Schedule 13G for a description of the shareholding relationship among the Reporting Persons. Voting and dispositive powers are shared with CMB International Capital Holdings Corporation Limited. Consists of 7,750,530 Class A Ordinary Shares of the issuer held directly by Alpha Intelligence.
(2)	Calculations are based upon 89,480,790 Class A Ordinary Shares of the Issuer outstanding as of September 29, 2023, as reported in the Issuer’s Rule 424(b)(3) Prospectus, filed with the SEC on September 29, 2023, after giving effect to the conversion of all Class B Ordinary Shares of the Issuer to Class A Ordinary Shares on a one-on-one basis on September 29, 2023.

CUSIP No. G0411D107	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
China Merchants Bank Co., Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER

7,750,530 (1)
	(6)	SHARED VOTING POWER

0
	(7)	SOLE DISPOSITIVE POWER

7,750,530 (1)
	(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,750,530 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.66% (2)
(12)	TYPE OF REPORTING PERSON

CO

(1)	See Item 4 of this Schedule 13G for a description of the shareholding relationship among the Reporting Persons. Consists of 7,750,530 Class A Ordinary Shares of the issuer held directly by Alpha Intelligence.
(2)	Calculations are based upon 89,480,790 Class A Ordinary Shares of the Issuer outstanding as of September 29, 2023, as reported in the Issuer’s Rule 424(b)(3) Prospectus, filed with the SEC on September 29, 2023, after giving effect to the conversion of all Class B Ordinary Shares of the Issuer to Class A Ordinary Shares on a one-on-one basis on September 29, 2023.

CUSIP No. G0411D107	Schedule 13G

ITEM 1 (a) NAME OF ISSUER:

Apollomics Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

989 E. Hillsdale Blvd., Suite 220,

Foster City, CA 94404

ITEM 2 (a) NAME OF PERSONS FILING:

(i)	Alpha Intelligence Enterprises Limited

(ii)	Shanghai Yuqi Technology Partnership (Limited Partnership)

(iii)	China Merchant Bank International Financial Holding (Shenzhen) Ltd.

(iv)	CMB Financial Holding (Shenzhen) Co., Ltd.

(v)	CMB International Capital Corporation Limited

(vi)	CMB International Capital Holdings Corporation Limited

(vii)	CMB Wing Lung Bank Limited

(viii)	China Merchants Bank Co., Ltd.

This joint statement on Schedule 13G is being filed by Alpha Intelligence Enterprises Limited (“Alpha Intelligence”) (acting on behalf of and for the account of: (i) Shanghai Yuqi Technology Partnership (Limited Partnership) (“Yuqi”), (ii) China Merchant Bank International Financial Holding (Shenzhen) Ltd. (“CMB International Financial”), (iii) CMB Financial Holding (Shenzhen) Co., Ltd. (“CMB Financial”), (iv) CMB International Capital Corporation Limited (“CMB Capital”), (v) CMB International Capital Holdings Corporation Limited (“CMB Holding”), (vi) CMB Wing Lung Bank Limited (“Wing Lung”), and (vii) China Merchants Bank Co., Ltd. (“CMB,” all of the foregoing, together with Alpha Intelligence, collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed as Exhibit A attached hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(i)	Alpha Intelligence:
Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands

(ii)	Yuqi:
Building 1, 1st Floor, No. 251 Yaohua Road, Shanghai Pilot Free Trade Zone, shanghai, China

(iii)	CMB International Financial
Room 201, Building A, No.1 Qianwan 1st Road, Qianhai Shenzhen Hong Kong Cooperation Zone, Shenzhen, Guangdong, China

(iv)	CMB Financial
Room 201, Building A, No.1 Qianwan 1st Road, Qianhai Shenzhen Hong Kong Cooperation Zone, Shenzhen, Guangdong, China

(v)	CMB Capital:
45-46/F, Champion Tower, Three Garden Road, Central, Hong Kong SAR, China

(vi)	CMB Holding:
46/F, Champion Tower, Three Garden Road, Central, Hong Kong SAR, China

(vii)	Wing Lung:
45 Des Voeux Road, Central, Hong Kong SAR, China

(viii)	CMB:
19/F, China Merchants Bank Tower, No. 7088 Shennan Boulevard, Shenzhen, Guangdong, China

ITEM 2 (c) CITIZENSHIP:

(i)	Alpha Intelligence: British Virgin Islands

(ii)	Yuqi: China

(iii)	CMB International Financial: China

(iv)	CMB Financial: China

(v)	CMB Capital: Hong Kong SAR, China

(vi)	CMB Holding: Hong Kong SAR, China

(vii)	Wing Lung: Hong Kong SAR, China

(viii)	CMB: China

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares.

ITEM 2 (e) CUSIP NUMBER:

G0411D107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______

ITEM 4 OWNERSHIP

Information with respect to the beneficial ownership of securities of the Reporting Persons, respectively, is incorporated by reference to items (5) - (9) and (11) of the respective cover page of all Reporting Persons.

As reported in the cover pages to this report, the ownership information with respect to each Reporting Person is as follows:

(a)	Amount Beneficially Owned: See line 9 of pages 2 to 9

(b)	Percent of Class: See line 11 of pages 2 to 9

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See line 5 of pages 2 to 9

(ii)	Shared power to vote or to direct the vote: See line 6 of pages 2 to 9

(iii)	Sole power to dispose or to direct the disposition of: See line 7 of pages 2 to 9

(iv)	Shared power to dispose or to direct the disposition of: See line 8 of pages 2 to 9

As of the date of this filing, Alpha Intelligence holds 7,750,530 Class A Ordinary Shares, constituting approximately 8.66% of the issued and outstanding Class A Ordinary Shares of the Issuer (the “Shares”).

Yuqi is the sole member of Alpha Intelligence, and in such capacity, Yuqi exercises control over the appointment of directors of Alpha Intelligence, who, according to Article 9.1 of the Articles of Association of Alpha Intelligence, has all the powers necessary for managing, and for directing and supervising, the business, and affairs of Alpha Intelligence. Such power is not interpreted by Alpha Intelligence to include the voting or disposition powers over the Shares. Yuqi, by virtue of being the sole member of Alpha Intelligence, indirectly holds the voting and disposition powers over the Shares.

CMB International is Yuqi’s general partner, and CMB Financial is its limited partner. Pursuant to the terms of the limited partnership agreement of Yuqi, CMB International Financial and CMB Financial share power over the disposition of Yuqi’s assets, including its equity interests in Alpha Intelligence, and indirectly, the Shares. CMB Financial is also the sole shareholder of CMB International Financial and has the power to direct its investment decisions.

CMB Capital is the sole shareholder of CMB Financial and has the power to direct its investment decisions.

CMB Holding and Wing Lung are the two shareholders of CMB Capital and share their power to direct investment decisions of CMB Capital.

CMB is the sole shareholder of both CMB Holding and Wing Lung and has the power to direct their investment decisions.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, or any of their subsidiaries or affiliates, is or are the beneficial owners of the Shares for any other purpose than Section 13(d) and 13(g) of the Act, as amended.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not Applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not Applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: February 27, 2024

Alpha Intelligence Enterprises Limited

By:	/s/ Yu Wang
	Name:	Yu Wang
	Title:	Director

Shanghai Yuqi Technology Partnership (Limited Partnership)

By:	/s/ Kexiang Zhou
	Name:	Kexiang Zhou
	Title:	Representative of Managing Partner

China Merchant Bank International Financial Holding (Shenzhen) Ltd.

By:	/s/ Kexiang Zhou
	Name:	Kexiang Zhou
	Title:	Director

CMB Financial Holding (Shenzhen) Co., Ltd.

By:	/s/ Kexiang Zhou
	Name:	Kexiang Zhou
	Title:	Director

CMB International Capital Corporation Limited

By:	/s/ Ju Zhao
	Name:	Ju Zhao
	Title:	Director

CMB International Capital Holdings Corporation Limited

By:	/s/ Liang Wang
	Name:	Liang Wang
	Title:	Director

CMB Wing Lung Bank Limited

By:	/s/ Liang Wang
	Name:	Liang Wang
	Title:	Director

China Merchants Bank Co., Ltd.

By:	/s/ Liang Wang
	Name:	Liang Wang
	Title:	Director

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 27, 2024, is made by and among the persons named below. In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value $0.0001 per share, of Apollomics Inc., a corporation incorporated in the Cayman Islands, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date and year first above written.

Alpha Intelligence Enterprises Limited

By:	/s/ Yu Wang
	Name:	Yu Wang
	Title:	Director

Shanghai Yuqi Technology Partnership (Limited Partnership)

By:	/s/ Kexiang Zhou
	Name:	Kexiang Zhou
	Title:	Representative of Managing Partner

China Merchant Bank International Financial Holding (Shenzhen) Ltd.

By:	/s/ Kexiang Zhou
	Name:	Kexiang Zhou
	Title:	Director

CMB Financial Holding (Shenzhen) Co., Ltd.

By:	/s/ Kexiang Zhou
	Name:	Kexiang Zhou
	Title:	Director

CMB International Capital Corporation Limited

By:	/s/ Ju Zhao
	Name:	Ju Zhao
	Title:	Director

CMB International Capital Holdings Corporation Limited

By:	/s/ Liang Wang
	Name:	Liang Wang
	Title:	Director

CMB Wing Lung Bank Limited

By:	/s/ Liang Wang
	Name:	Liang Wang
	Title:	Director

China Merchants Bank Co., Ltd.

By:	/s/ Liang Wang
	Name:	Liang Wang
	Title:	Director